Leo Holdings III Corp.

Albany Financial Center, South Ocean Blvd, Suite #507

P.O. Box SP-63158

New Providence, Nassau, The Bahamas

September 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Torney, Abby Adams

Re:	Leo Holdings III Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 3, 2021
File No. 333-257997

Ladies and Gentlemen:

This letter sets forth responses of Leo Holdings III Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 21, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (as amended, the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing Amendment No. 2 to the Registration Statement, which reflects these revisions. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	Staff’s comment: We reissue comment 1. Your revisions lengthened the cover page and did not clarify the presentation in paragraph four of the consideration to be received.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page accordingly.

The Director Election Proposal, page 7

2.

Staff’s comment: We reissue comment 4. We note the disclosure on page 7 does state that “Prior to the closing of a Business Combination (as defined in the Articles of Association), only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal.” Highlight here and in the other introductory sections of the prospectus that this vote, in fact, does take place before the business combination, such that only the Class B shareholders are entitled to vote, and, as you stated in your response, they have already agreed to vote in favor of the nominated directors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the notice of extraordinary general meeting and on page vii, xxii, xxiii, 7, 16, 20, 72, 97, 101, 139 and 181 to clarify that (i) the Director Election Proposal is part of the various proposals Leo’s shareholders are being asked to consider a vote upon as part of the extraordinary general meeting, (ii) under the Existing Governing Documents, only the holders of Class B ordinary shares are entitled to vote on the Director Election Proposal, and (iii) pursuant to the Sponsor Agreement, the initial holders have agreed to vote their Class B ordinary shares in favor of the Director Election Proposal.

Interests of Leo Directors and Executive Officers in the Business Combination, page 18

3.

Staff’s comment: We reissue comment 5 to the extent you have not quantified all the information in this section. For example, quantify the out-of-pocket expenses for which they await reimbursement, unpaid fees due, loans and any accrued interest. Revise the introduction to clarify that you have disclosed all financial interests.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 19, 20, 66, 67, 137 and 138 accordingly to quantify all the information in this section and clarify that, except as otherwise disclosed, the Company does not believe that there are any material Leo securities held by the Sponsor, Leo’s officers and directors, loans extended by (or fees due to) the Sponsor, Leo’s officers and directors, or out-of-pocket expenses for which the Sponsor, Leo’s officers and directors are awaiting reimbursement from Leo.

Background to the Business Combination, page 116

4.

Staff’s comment: We reissue comment 6. Provide the background of your discussions with other potential targets, including when in the process you identified targets, contacted them, entered into non-disclosure agreements, conducted due diligence and discussions, to the extent applicable, and you or the other party determined not to go forward with a transaction.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure about discussions with other potential targets beginning on page 117 accordingly.

5.	Staff’s comment: We reissue comment 7 to the extent you do not summarize the initial terms exchanged between the parties on or before March 16, 2021.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that no terms were exchanged prior to March 16, 2021. The Company has revised the disclosure on page 118 to clarify that the March 16, 2021 proposal of Leo was the first such proposal.

6.	Staff’s comment: We reissue comment 10 to the extent you did not quantify the impact.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 to quantify the approximate value of the shares issuable upon conversion of the Convertible Notes after calculating the number of Class A Ordinary Shares issuable as merger consideration to Local Bounti stockholders.

Local Bounti Projected Financial Information, page 131

7.

Staff’s comment: We note your response to comment 13. Regarding the disclosure on page 133, please clarify how the financial projections were revised to reflect material updates to Local Bounty’s business during the course of negotiations and yet the final version provided on May 11, 2021 did not materially differ from those provided in March 2021.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 134 accordingly.

Summary of Leo Financial Analysis, page 133

8.

Staff’s comment: We reissue comments 15 and 16. You have disclosed the data and explained that the Board determined that it reflected favorably on the transaction. Revise to clarify what aspects of the data the Board applied to reach its conclusion or how the board used the data to reach its conclusion.

Response: The Company acknowledges the Staff’s comment and has further revised the disclosure on page 136 and 137 to provide more detail regarding the Leo Board’s analysis of the Local Bounti financial projections.

Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders, page 193

9.

Staff’s comment: We reissue comment 17 to the extent that you have not provided a tax opinion with respect to all the material tax consequences, including the PFIC status and effects of Section 367 on holders in connection with the transaction. Refer to Section III.C.4 of Staff Legal Bulletin No. 19 for guidance on explaining why you cannot give a “will” opinion and instead explaining what the tax consequences “should” be or are “more likely than not” to be, and describing the degree of uncertainty in your opinion. In particular, note footnote 44 with respect to PFIC status. Revise your opinion on page 196 and elsewhere, as applicable, to state the consequences as “should” or “will” rather than “should generally.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xvi, 195 through 198 and 204 through 208 accordingly.

In accordance with Section III.C.1 of Staff Legal Bulletin No. 19, the disclosure has been amended to state clearly that Kirkland & Ellis LLP is unable to opine on PFIC status and the effects of Section 367(b) because of the inherently factual nature of the tests under the applicable Treasury Regulations to determine the applicability of Section 367(b) to any particular U.S. Holder, the uncertainty regarding the application of certain provisions of the PFIC rules, and the inherently factual nature of the PFIC determination (and because such determination is annual based on income and assets of the Company in each year).

In accordance with Section III.C.1 of Staff Legal Bulletin No. 19 and footnote 44 therein, the disclosure discusses the potential consequences of Section 367(b), the PFIC rules, and the potential status of Leo as a PFIC and its tax consequences to investors (see sections titled “Effects of Section 367 to U.S. Holders of Leo Pubic Shares” beginning on page 199 and “PFIC Considerations” beginning on page 196).

10.

Staff’s comment: On page 194, you continue to state that “this summary is for general information purposes only,” is not “legal or tax advice” and that security holders should “consult their tax advisors regarding the specific tax consequences” of various aspects of the transactions. Security holders are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers and clarify that you have disclose the material tax consequences. You may recommend that security holders consult their own advisors with respect to the particular tax consequences of the transactions, which may vary. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xvi, 24, 85, 86, 195 through 198, 201 through 205 and 208 through 211 accordingly.

In accordance with Section III.D.1 of Staff Legal Bulletin No. 19, the disclosure has been clarified so that the recommendation that holders consult their tax advisors is with respect to the particular tax consequences in light of such holder’s particular circumstances. Additionally, in accordance with Section III.D.1 of Staff Legal Bulletin No. 19, such recommendation does not disclaim reliance for tax matters on which Kirkland & Ellis LLP has opined.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Lyndon Lea
Lyndon Lea
President and Chief Executive Officer

Via E-mail:

cc:    Christian O. Nagler

         Kirkland & Ellis LLP